UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K
Current Report

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

February 2, 2004

Date of Report (Date of earliest event reported)

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	0-17122	57-0866076
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina	29401
(Address of principal executive offices)	(Zip Code)

(843) 529-5933

Registrant's telephone number (including area code)

Item 9. <u>Regulation FD Disclosure.</u>

On February 2, 2004 First Financial Holdings, Inc announced it has acquired The Kimbrell Company, Inc., Preferred Markets, Inc. and Atlantic Acceptance Corporation in a combined sale.

For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

Exhibit Index.

Exhibit (99.1). Press release dated February 2, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

<u>/s/ Susan E. Baham</u>
Susan E. Baham
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: February 2, 2004

Exhibit 99.1

Press release dated February 2, 2004

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS NEWS NEWS NEWS

Contact: Susan E. Baham
Senior Vice President
(843) 529-5601

First Financial Holdings, Inc.
Acquires Kimbrell Company, Inc.

CHARLESTON, SOUTH CAROLINA (February 2, 2004) -- First Financial Holdings, Inc. (First Financial) (NASDAQ: FFCH) today announced it has acquired The Kimbrell Company, Inc., Preferred Markets, Inc. and Atlantic Acceptance Corporation in a combined sale.

The companies are based in Murrells Inlet, South Carolina. Kimbrell, formed in 1986, is a managing general agency providing excess and surplus lines insurance products to more than 1,400 retail agents in North and South Carolina, Virginia, Florida, Georgia, Alabama and Tennessee. Preferred Markets, formed in 1996, utilizes the same retail base as Kimbrell offering standard lines insurance products, which include workers compensation. Atlantic Acceptance Corporation is a premium finance company, formed in 1998 to finance business written by Kimbrell and Preferred Markets. Collectively, along with two Florida affiliates, they will now be known as The Kimbrell Insurance Group.

"Kimbrell is an outstanding organization and we are very excited about our entry into the wholesale insurance business," said A. Thomas Hood, President and CEO of First Financial. "Their insurance products and carrier relationships are exceptional and the management and staff bring a wealth of experience and many new opportunities for our Company. We are pleased and fortunate to have them in the First Financial family of financial services companies."

Kimbrell Insurance Group will retain its identity and its officers, John K. Crotts and Myron A. Burdge. Marion Oliver, a former owner of Atlantic Acceptance Corporation, will continue to be involved in the company.

"Our affiliation with First Financial affords us the capability of growth on a much larger scale," Crotts said. "We feel this is a great fit for us because our companies share a common commitment to the highest levels of customer service quality."

Burdge called First Financial's reputation for customer service and quality financial products and services "unmatched. We are delighted to be associated with their company and our customers, management and staff will benefit greatly from our association," he said.

First Financial is the holding company of First Federal, which operates 46 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, First Southeast Investor Services and First Southeast Fiduciary & Trust Services. For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com.

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